UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §§240.13d-2(a)

(Amendment No. 4)

Skyline Champion Corporation

(Name of Issuer)

Common Stock, par value $0.0277 per share

(Title of Class of Securities)

830830105

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue, Suite 2401

New York, NY 10022

(212) 486-3211

With a copy to each of:

Craig Marcus

Zachary Blume

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g) check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 2 of 10

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,689,759*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,689,759*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (See Item 5)**
14	TYPE OF REPORTING PERSON IA

*  Excludes 9,825,202 shares of Common Stock beneficially owned by affiliates of Sankaty Credit Opportunities, L.P. (the “Bain Entities”) and affiliates of Centerbridge Capital Partners, L.P. (the “Centerbridge Entities” and together with Reporting Persons and the Bain Entities (the “Sponsors”) that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2018).

** The calculation is based upon 56,713,294 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus supplement filed with the SEC on November 29, 2018 pursuant to Rule 424(b)(4).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 3 of 10

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,689,759*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,689,759*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,689,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*  Excludes 9,825,202 shares of Common Stock beneficially owned by the Bain Entities and the Centerbridge Entities that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

** The calculation is based upon 56,713,294 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus supplement filed with the SEC on November 29, 2018 pursuant to Rule 424(b)(4).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 4 of 10

1	NAMES OF REPORTING PERSONS MAK Champion Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,153,524*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,153,524*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,153,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (Seem Item 5)**
14	TYPE OF REPORTING PERSON OO

*  Excludes 9,825,202 shares of Common Stock beneficially owned by the Bain Entities and the Centerbridge Entities that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

** The calculation is based upon 56,713,294 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus supplement filed with the SEC on November 29, 2018 pursuant to Rule 424(b)(4).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 5 of 10

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,153,524*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,153,524*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,153,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (Seem Item 5)**
14	TYPE OF REPORTING PERSON PN

*  Excludes 9,825,202 shares of Common Stock beneficially owned by the Bain Entities and the Centerbridge Entities that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

** The calculation is based upon 56,713,294 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus supplement filed with the SEC on November 29, 2018 pursuant to Rule 424(b)(4).

CUSIP No. 830830105	SCHEDULE 13D/A	Page 6 of 10

1	NAMES OF REPORTING PERSONS MAK-ro Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,536,235*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,536,235*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (Seem Item 5)**
14	TYPE OF REPORTING PERSON PN

*  Excludes 9,825,202 shares of Common Stock beneficially owned by the Bain Entities and the Centerbridge Entities that are subject to the Coordination Agreement and Proxy (as defined in Item 4 of the initial statement on Schedule 13D filed with the SEC on June 11, 2018).

** The calculation is based upon 56,713,294 shares of Common Stock being outstanding upon completion of the offering described herein, as disclosed by the Issuer in its prospectus supplement filed with the SEC on November 29, 2018 pursuant to Rule 424(b)(4).

SCHEDULE 13D/A

This Amendment No. 4 to the statement on Schedule 13D (“Amendment No. 4”) amends the Schedule 13D originally filed by the Reporting Persons on June 11, 2018, as amended on August 7, 2018, as further amended on August 14, 2018 and as further amended on September 25, 2018 (collectively, the “Schedule 13D”), relates to the shares of common stock, par value $0.0277 per share (“Common Stock”), of Skyline Champion Corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

After the close of business on November 27, 2018, the MAK Fund and MAK-ro Fund and certain other Sponsors (collectively, the “Selling Shareholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with Issuer and Morgan Stanley & Co. LLC (the “Underwriter”), pursuant to which the Underwriter agreed to purchase an aggregate of 4,500,000 shares of Common Stock from the Selling Shareholders in a secondary block trade at a price of $21.80 per share. The transaction closed on November 30, 2018. MAK Fund and MAK-ro Fund sold 730,000 and 270,000 shares of Common Stock, respectively. Additionally, pursuant to the Underwriting Agreement, the Underwriter has a 30-day option to purchase an additional 675,000 shares from the Selling Shareholders pursuant to the Underwriting Agreement.

Lock-up Agreement

In connection with the Underwriting Agreement, each of the Selling Shareholders entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter. Under the Lock-up Agreement, each Selling Shareholder agreed, subject to specified exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock, or securities convertible into or exercisable or exchangeable for shares Common Stock, for 45 days after November 27, 2018 without first obtaining the written consent of the Underwriter.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 4 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 4 is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own Common Stock as follows: (i) MAK Capital and Mr. Kaufman possess the voting power and dispositive power in respect of 5,689,759 shares; (ii) MAK Champion and MAK Fund possess the voting power and dispositive power in respect of 4,153,524 shares; and (iii) MAK-ro Fund possesses the voting power and dispositive power in respect of 1,536,235 shares.

By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and other Sponsors may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) that beneficially owns an aggregate of 15,514,961 shares, or approximately 27.4%, of the outstanding shares of Common Stock (after giving effect to distributions in kind by certain Centerbridge Entities). However, the filing of this Amendment No. 4 to the Schedule 13D shall not be deemed an admission that the Reporting Persons and the other Sponsors are members of any such group. Each of the other Sponsors has separately filed a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the other Sponsors.

The calculation is based upon 56,713,294 shares of Common Stock being outstanding upon completion of the offering pursuant to the Underwriting Agreement, as disclosed by the Issuer in its prospectus supplement filed with the SEC on November 29, 2018 pursuant to Rule 424(b)(4).

(c) Except for the sales described in Item 4 above and in the Schedule 13D, no Reporting Person has effected any transactions in the shares of Common Stock during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows

The information set forth in Item 4 of this Amendment No. 4 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7	Underwriting Agreement, dated November 27, 2018, by and among the Issuer, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-ro Capital Master Fund L.P., and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2018).

Exhibit 8	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 30, 2018

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CHAMPION INVESTMENT LLC
By:	MAK CAPITAL FUND LP

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
President

MAK CAPITAL FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK-RO CAPITAL MASTER FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

INDEX TO EXHIBITS

Exhibit 7	Underwriting Agreement, dated November 27, 2018, by and among the Issuer, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-ro Capital Master Fund L.P., and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2018).
Exhibit 8	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2018.